Exhibit 99.6

Consent of Independent Petroleum Engineers

We hereby consent to the use and reference to our name and reports evaluating a portion of EnCana Corporation’s petroleum and natural gas reserves as of December 31, 2004, and the information derived from our reports, as described or incorporated by reference in: (i) EnCana Corporation’s Annual Report on Form 40-F for the year ended December 31, 2004; (ii) EnCana Corporation’s and EnCana Holdings Finance Corp.’s registration statement on Form F-9 (File No. 333-113732); (iii) EnCana Corporation’s registration statement on Form F-9 (File No. 333-118737); and (iv) EnCana Corporation’s registration statements on Form S-8 (File Nos. 333-13956 and 333-85598), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Sincerely,

McDaniel & Associates Consultants Ltd.

“signed by W. C. Seth”
_____________________
W. C. Seth, P. Eng.
President & Managing Director

Calgary, Alberta
Dated: February 25, 2005

Suite 2200, Bow Valley Square 3, 255-5th Avenue S.W., Calgary, Alberta T2P 3G6
Tel: (403) 262-5506 Fax: (403) 233-2744 Email: mcdaniel@mcdan.com Website: www.mcdan.com